ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 13, 2014 and should be read in conjunction with the Company’s condensed interim consolidated financial statements and related notes for the three months ended March 31, 2014 and the Company’s consolidated annual financial statements for the15 months ended December 31, 2013. In November 2013, the Company announced a change in its fiscal year end from September 30 to December 31. As a result of this change, the Company’s first quarter results for 2014 include the financial statements for the three months ended March 31, 2014 (“Q1-2014”), with comparative figures for the three month period ended March 31, 2013 (“FQ-2013”) which is the comparable quarter for last year.

Effective November 5, 2013, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation common shares for each post-consolidation common share. All share and per share amounts in this MD&A are shown on a post-consolidation basis.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, Annual Information Form (“AIF”) and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and in the United States at www.sec.gov/edgar.shtml (“EDGAR”), and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Resources Corporation (“EFRC”), Energy Fuels Holdings Corp. (previously known as Denison Mines Holdings Corp.) (“EFHC””), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”), Strathmore Minerals Corp. (“Strathmore”) and their respective subsidiaries. This MD&A contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. See “Cautionary Statement Regarding Forward-Looking Statements” starting on page 8 of this MD&A.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended March 31, 2014 are:

	Mar 31	Dec 31	Sept 30	June 30
	2014	2013	2013	2013
$000, except per share data	$	$	$	$
Total revenues	11,361	776	24,504	4,954
Net Income (loss)	(6,342)	(3,375)	(70,472)	(5,532)
Basic & diluted net income (loss) per share	(0.32)	(0.18)	(4.30)	(1.27)

	Mar 31*	Dec 31*	Sept 30*	June 30*
	2013	2012	2012	2012
$000, except per share data	$	$	$	$
Total revenues	34,087	8,927	25,028	-
Net Income (loss)	(5,904)	(2,042)	(19,160)	23,697
Basic & diluted net income (loss) per share	(0.40)	(0.15)	(1.41)	5.76

*	Adjusted as a result of the finalization of the purchase allocation of Denison Mines Holdings Corp. (“DMHC”) in June 2013.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

RESULTS OF OPERATIONS – Q1-2014 compared to FQ-2013

General

For the three months ended March 31, 2014, the Company recorded a net loss of $6.34 million or $0.32 per share, compared to a net loss of $5.90 million or $0.40 per share for the three months ended March 31, 2013.

Revenues

Revenues for the three months ended March 31, 2014 totaled $11.36 million, of which $11.22 million were sales of uranium concentrates which included the sale of 191,667 pounds of U3O8 pursuant to term contracts at an average price of $58.53 per pound. Revenues for the three months ended March 31, 2013 totaled $34.09 million, of which $29.99 million were sales of uranium concentrates which included the sale of 533,334 pounds of U3O8 pursuant to term contracts at an average price of $56.23 per pound. The Company’s revenues for uranium are largely based on delivery schedules for long-term contracts, which can vary from quarter to quarter.

Revenues for the three months ended March 31, 2013 also included the sale of $4.04 million of vanadium in the form of V2O5. There were no vanadium sales in the three months ended March 31, 2014, as the Company is not producing vanadium at this time.

Operating Expenses

Milling and Mining Expenses

For the three months ended March 31, 2014, the Company’s uranium production totaled 125,956 pounds of U3O8, all of which was from alternate feed materials. During the three months ended March 31, 2013, the Company processed conventional uranium and vanadium ores from the Company’s mines on the Colorado Plateau, as well as alternate feed material. Uranium and vanadium production for the three months ended March 31, 2013 totaled 290,600 pounds of U3O8, including 51,600 pounds from alternate feed materials, and 812,600 pounds of V2O5.

Cost of goods sold for the three months ended March 31, 2014 totaled $8.57 million, which consisted of $7.48 million of mining and milling production costs and $1.10 million of depreciation, depletion and amortization. Cost of goods sold for the three months ended March 31, 2013 totaled $33.10 million, which consisted of $27.89 million of mining and milling production costs, $3.81 million of depreciation, depletion and amortization and impairment of inventories of $1.40 million.

Selling, General and Administrative

Selling, general and administrative expense includes costs associated with marketing of Uranium, the corporate general and administrative costs, and the non-cash costs of amortization of above market sales contract value associated with the Denison acquisition. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock-based compensation expense and other overhead expenditures. Selling, general and administrative expenses totaled $4.94 million for the three months ended March 31, 2014, compared to $5.96 million for the three months ended March 31, 2013. The decrease in selling, general and administrative expenses was primarily due a lower amortization of the intangible asset and lower selling expenses partially offset by higher general and administrative expenses. The increase in general and administrative expense in the three months ended March 31, 2014 was primarily related to stock based compensation of $0.96 million compared with nil in the three months ended March 31, 2013.

Amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 acquisition date of Denison Mines Holdings Corp. and all of its US assets and subsidiaries (the “Denison US Mining Division”) totaled $1.13 million for the three months ended March 31, 2014, compared with $2.92 million for the three months ended March 31, 2013. The decrease in the amount for the three months ended March 31, 2014 was directly related to the decrease in revenue compared with the three months ended March 31, 2013 discussed above.

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on care and maintenance in the last quarter of calendar year 2012, as a result of market conditions and because the Company is able to fulfill its short-term contractual uranium delivery requirements utilizing its existing uranium concentrate inventories, as well as production from its existing stockpiles of ore, producing mines in Arizona and alternate feed materials. Also, in November 2013 the Company placed shaft sinking operations on its Canyon mine on standby. Costs related to the care and maintenance of these and other standby mines decreased due to the Company’s increased cost efficiencies and totaled $0.64 million and $1.40 million for the three months ended March 31, 2014 and the three months ended March 31, 2013, respectively.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Other Income and Expenses

Finance expense was $3.40 million for the three months ended March 31, 2014, and consists of a change in the mark-to-market values of the Company’s convertible debentures (the “Debentures”) totaling $3.09 million, interest expense of $0.43 million and accretion expense related to the decommissioning liability of $0.10 million, partially offset by interest income of $0.02 million, and change in value of marketable securities of $0.20 million.

Finance expense totaled $1.22 million for the three months ended March 31, 2013 and consists of a change in mark-to-market value of the Debentures of $0.90 million, interest expense incurred on the Debentures of $0.48 million, and accretion expense related to the decommissioning liability of $0.08 million, partially offset by a change in the mark-to-market values of marketable securities of $0.10 million and interest income of $0.14 million.

OUTLOOK FOR THE YEAR ENDING DECEMBER 31, 2014

General

Spot prices and long-term prices for uranium began the year at $34.50 and $47.00 per pound, respectively. At the beginning of May 2014 the spot and long-term prices had fallen to $29.00 and $45.00 per pound, respectively. Though prices in the short and medium term are under pressure from excess supplies, in the longer term, Energy Fuels believes prices will improve and intends to continue to strengthen its position as a leading uranium company in the United States, through business development activities, including permitting and development of existing projects, as market conditions warrant. Energy Fuels will also look to further acquire uranium properties in the United States, if favorable opportunities arise. Environmental and permit compliance and maintenance activities will continue at the White Mesa Mill in order to maintain the facility to be able to restart mineral processing operations as required. Energy Fuels currently intends to maintain several mines on standby and continue to permit other new projects, thereby positioning the Company to increase production as market conditions warrant.

The Company utilizes various industry forecasts to assist in its business planning, evaluation of existing and future mining projects, and assessment of its valuation of long-lived assets. The Company has evaluated, and will continue to evaluate price forecasts from relevant sources to determine the Company’s expectation of future uranium prices. In the event the Company concludes that a significant deterioration in expected future uranium prices has occurred, the Company will assess whether an impairment allowance is necessary which, if required, could be material, and the Company may adjust its operations.

Production

For the short-term, given the stagnant low spot price of uranium discussed above, Energy Fuels has cut back production quantities to approximately 650,000 pounds of U3O8 for FY-2014, of which 126,000 pounds were produced in the first quarter, and has secured purchases of uranium totaling 300,000 pounds for each of the years ending December 31, 2014 and 2015. These sources of uranium along with present finished goods on hand (385,000 pounds of U3O8 on hand at March 31, 2014) will allow the Company to meet all of its contractual commitments through at least December 31, 2015. The Company expects to continue mining at the Pinenut mine into the first quarter of 2015, at which point the economic uranium resource is expected to be depleted. Mining at the Company’s Arizona 1 mine was placed on standby in February 2014, upon depletion of the currently economic uranium resource. During the first half of FY-2014 the Company intends to continue processing alternate feed materials as well as mill and process stockpiled ore from the Pinenut and Arizona 1 mines received at the White Mesa Mill through approximately July 31, 2014. Once the Company has completed its planned production, the Company expects to place all mineral processing at the White Mesa Mill on standby during the second half of 2014. The Company will continue to receive alternate feed materials at the White Mesa Mill for future processing. Ore mined at the Pinenut mine after the mill has completed its planned ore production run in 2014 will be stockpiled for processing in a future mill run.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Sales

With respect to its sales strategy in the short-term, as a result of the relatively weak uranium spot price, Energy Fuels will primarily focus on sales pursuant to its term contracts, which require deliveries of 800,000 lbs. during 2014, of which 300,000 pounds will be from purchased material and 191,667 was delivered in the three months ended March 31, 2014. The Company expects its sales to result in average realized prices of $58.42/lb. , which would be well-above the expected spot market price. At current prices, the Company does not expect to produce any product for sale at spot prices, nor does the Company expect to sell any existing product at spot prices. Also, if low prices continue, the Company may not restart mineral processing activities at the White Mesa Mill during 2015. The Company intends to closely monitor U3O8 prices, and may change operating plans under actual or expected market conditions as necessary.

USE OF PROCEEDS FROM PUBLIC OFFERING

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the net proceeds received from the October 15, 2013 public offering as compared to the actual expenses incurred to March 31, 2014.

	Estimated
Use of Financing Net Proceeds (000's)	Allocation of Net	Actual Costs Incurred
(excluding General Working Capital)	Proceeds	to March 31, 2014

Continued exploration and development of the Company's Roca Honda, Sheep Mountain, Gas Hills , Juniper Ridge and Canyon Mine mineral properties	$2,500	$1,959
Identification and evaluation of future potential mineral property acquisitions	750	-
	$3,250	$1,959

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2014, the Company had working capital of $42.27 million including $16.29 million in cash and 385,000 pounds of finished goods inventory. The Company believes it has sufficient cash and resources to carry out its business plan beyond calendar year 2015 and therefore the company believes that it will continue as a going concern for the foreseeable future.

Cash and Financial Condition

Cash and cash equivalents were $16.29 million at March 31, 2014, compared to $6.63 million at December 31, 2013. The increase of $9.66 million was due primarily to cash provided by investing activities of $9.82 million and financing activities of $0.44 million partially offset by cash used in operations of $0.45 million and loss on foreign exchange on cash held of $0.15 million.

Net cash provided by investing activities was $9.82 million, which was primarily related to cash received of $8.70 million from a reduction in the collateral required to secure mine and mill reclamation bonds posted by the Company, proceeds from sale of marketable securities of $0.42 million, and deposits received on assets held for sale of $1.48 million, partially offset by expenditures for property, plant and equipment of $0.26 million and exploration, evaluation, permitting and development activities of $0.52 million.

Net cash from financing activities totaled $0.44 million consisting primarily of $0.48 million from the issue of common shares from the exercise of warrants, less $0.04 million repayment of borrowings.

Net cash used in operating activities of $0.45 million is comprised of the net loss of $6.34 million for the period adjusted for non-cash items and for changes in working capital items. Significant items not involving cash were a $2.31 million depreciation and amortization of property, plant and equipment and intangible assets, a $3.40 million non-cash effect of finance expense, primarily the $3.09 million change in the value of the Debentures, and $0.96 million related to stock based compensation.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Contingencies

Legal matters

One of the Company’s subsidiaries, Energy Fuels Resources (USA) Inc. (“EFRI”), formerly Denison Mines (USA) Corp., entered into a unit price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. Performance under this contract was under dispute in an action commenced in January 2011 in the Seventh Judicial District Court, San Juan County, Utah. In the dispute, EFRI sought approximately $3.25 million in damages from KGL, including project completion costs, KGL sought payment of approximately $1.65 million for alleged project labor and/or equipment inefficiencies, and both parties sought pre-judgment interest, attorney fees and costs. The parties agreed to resolve this matter in binding arbitration. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., Denison agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from arbitration. In February 2014 the arbitrator found in favor of Denison and awarded damages, interest, attorneys’ fees and costs to Denison in excess of $4.8 million. In March 2014, KGL filed a motion with the district court to vacate the award, to which Denison has responded.

In April, 2013, the Colorado Department of Public Health and Environment (“CDPHE”) re-issued the radioactive materials license (the “License”) to the Company for the proposed Piñon Ridge Mill. In May, 2013, Sheep Mountain Alliance and Rocky Mountain Wild, two non-government organizations, filed a suit in Denver District Court challenging the re-issuance of the License. In March, 2014, the Plaintiffs designated the record for the judicial appellate review. In May, 2014, the Company filed a Motion for Remand, asking the Court to remand this matter back to the previous Hearing Officer for additional action intended to cure the purported procedural deficiencies alleged by Plaintiffs in their lawsuit. If the Motion for Remand is denied, it is likely that the judicial review process would resume with briefing and oral arguments before the court on the merits of the Plaintiffs’ lawsuit, at the conclusion of which the court may decide to uphold, reverse, or reverse and remand CDPHE’s decision to re-issue the License. If the Motion for Remand is granted, then the expectation is that each side will submit revised findings of fact and conclusions of law for consideration by the previous Hearing Officer and that the Hearing Officer will issue a decision relating to those matters. Based on that decision, and any subsequent intermediate review process by CDPHE’s Executive Director, the License matter will be re-presented to CDPHE for a final administrative determination. Depending on that determination, either side or both will be entitled to seek a new judicial appeal in the Denver District Court.

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. Plaintiff has produced a medical expert report, work history, and answers to discovery. In January, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear this matter. If an administrative law judge is appointed and a hearing is held, the judge will issue a recommended decision to the final agency decision maker, the Director of UDEQ. An appeal can be taken from the Director's decision to Utah's appellate courts. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe that any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (“USFS”, collectively, the “Defendants”) seeking an order declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, and setting aside any approvals regarding exploration and mining operations at the Canyon mine. In addition, the Plaintiffs sought injunctive relief directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction to enjoin the Defendants from allowing construction and/or mining activities to occur at the Canyon mine and suspending all USFS approvals. This motion was denied by the District Court In September, 2013. In October 2013 Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company decided to place shaft sinking operations on standby at the Canyon Mine, due to market conditions, and to lessen the expense of the litigation at the mine. At the same time, the Company entered into a stipulation agreement with Plaintiffs under which the Company agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of Plaintiffs’ claims, or December 31, 2014, and Plaintiffs have agreed to stay their appeal and Emergency Motions. In the meantime, Proceedings on the merits of the case are ongoing. If the Plaintiffs are successful on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on the Company.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

In August, 2011, the Company’s subsidiary, Roca Honda Resources, LLC, filed an application for a permit to dewater certain aquifers underlying Roca Honda’s proposed uranium mine site. The Pueblo of Acoma protested the permit application, and a hearing on the merits was held in November, 2013. In December, 2013, the Hearing Officer recommended approval of the application, and the State Engineer adopted the recommendation. In January, 2014 Acoma Pueblo filed a notice of appeal and separately filed a Complaint for Declaratory Judgment, in the Eleventh Judicial District Court of McKinley County. The Company does not believe the appeal and Complaint have merit and intends to defend against those actions. In March, 2014, the Company filed a Motion to Dismiss the Complaint, on the basis that the appeal is the exclusive remedy. A date for a hearing on this Motion has not been set at this time. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. The Company does not believe that any such outcome would materially affect the Company’s financial position, results of operations or cash flows.

In April 2014, the Grand Canyon Trust filed a Clean Air Act citizen suit in federal district court for alleged violations of the Clean Air Act National Emissions Standards for Hazardous Pollutants, Subpart W, at the White Mesa Uranium Mill. The Complaint alleges that radon from one of the Mill’s tailings impoundments exceeds the standard and that the mill is in violation of a requirement that only two impoundments may be in operation at any one time. The Complaint asks the court to impose injunctive relief, civil penalties of up to $37,500 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company does not consider the claims to have merit, and intends to defend against this law suit. The Company believes the issues raised by this environmental group are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements.

NEW ACCOUNTING STANDARDS ADOPTED DURING THE CURRENT PERIOD

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2014.

(i)	IFRS 13 Fair value measurement
(ii)	IFRIC 21 Levies
(iii)	Amendments to IAS 32 Financial Instruments: presentation

The nature and effects of the changes are explained below.

(i)	IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value, and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards. This standard also requires additional disclosure about fair value measurement. As a result of adopting IFRS 13, the Company provided additional disclosures in Note 4.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

(ii)	IFRIC Interpretation 21, Levies

On January 1, 2014 the Company adopted IFRIC Interpretation 21, Levies (“IFRIC 21”) 2014 with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. The adoption of IFRIC 21 did not have a material impact on these financial statements.

(iii)	Amendments to IAS 32 Financial Instruments: presentation

The amendments to IAS 32 Financial Instruments: presentation (“IAS 32”) clarify the criteria that should be considered in determining whether an entity has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The adoption of the amendments to IAS 32 did not have a material impact on these financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

DIVIDENDS

The Company has not paid dividends in the past, and it does not expect to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OUTSTANDING SHARE DATA

At May 13, 2014, there were 19,698,472 common shares issued and outstanding, 1,079,069 warrants issued and outstanding to purchase a total of 1,079,069 common shares, and 1,067,912 stock options outstanding to purchase a total of 1,067,912 common shares for a total of 21,845,453 common shares on a fully-diluted basis. In addition, at May 13, 2014, there were 22,000 Debentures outstanding, convertible into a total of 1,466,667 common shares.

CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework that has been used is the COSO (1992) framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the first quarter of 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure controls and procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design effectiveness of the disclosure controls and procedures as of March 31, 2014, which disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company are appropriately designed.

Since the December 31, 2013 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure “Earnings (loss) from mine operations” in the financial statements. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. Those statements appear in a number of places in this MD&A and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental risks; reclamation costs, including unanticipated reclamation expenses; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom.

In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this MD&A.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; uncertainties and liabilities inherent in mining operations; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; actions taken by regulatory authorities with respect to mining and processing activities; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining; uranium industry competition and international trade restrictions; and the other factors discussed under “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

The Company cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors” in the Company’s Annual MD&A and in the Company’s Annual Information Form each dated March 26, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml. The forward-looking statements and forward-looking information contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.